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                                                                     EXHIBIT 5.1



FOR IMMEDIATE RELEASE                                  Contact: Mark J. Handfelt
                                                           CellPro, Incorporated
                                                                  (425) 485-7644
                                                      e-mail: invest@cellpro.com
                                                          http://www.cellpro.com


                    CELLPRO ANNOUNCES INTERNAL REORGANIZATION

SEATTLE -- June 8, 1998 -- CellPro, Incorporated (Nasdaq: CPRO) announced today an internal reorganization which includes a reduction in its workforce of approximately 11%, the consolidation of its research and development and engineering activities, and the integration of manufacturing operations.

Richard Murdock, President and CEO, stated "CellPro's decision to reorganize and reduce its workforce was made in order to streamline operations and put the company in a position where we believe it will have sufficient resources to continue operations through a decision by the Court of Appeals in our ongoing patent dispute with Baxter Healthcare. Because we have no way of knowing when that decision will be made, we needed to reduce our cash burn rate."

The reorganization includes the resignation of Larry Culver from his position as Executive Vice President, Chief Operating Officer and Chief Financial Officer. Mr. Culver will continue to remain actively involved with CellPro as a member of its board of directors.

Mr. Murdock continued, "The decision to reduce the number of employees was made to better position CellPro for the future. We expect that the reorganization will result in greater operating efficiencies and better coordination of activities and resources within the company. No reductions were made in our field sales force or technical support operations, and we will continue to aggressively market our FDA-approved CEPRATE(R) SC System and our other cell therapy products. Our customers will continue to receive the unparalleled clinical and technical support they have come to expect from CellPro, and patient access to our products will not be affected."

Commenting on Mr. Culver's resignation, Mr. Murdock stated, "Larry is leaving to pursue other business interests. I appreciate his many contributions to CellPro and wish him the best in his future endeavors. We look forward to his continuing advice and counsel as a member of the board of directors."

Comments or forward-looking statements should be understood in the context of CellPro's publicly available reports filed with the SEC, including the most current annual report, 10-K and 10-Q, which contain a discussion of various factors that may affect CellPro's business. These factors could cause actual future performance to differ materially from current expectations regarding future performance, results or achievements. Particular attention should be given to the Investment Considerations labeled "Legal Proceedings," "Patents and Proprietary Technology" and "Dependence on CEPRATE(R) SC System," in CellPro's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and to the Company's press release dated July 29, 1997.

Located in Bothell, Washington, CellPro, Incorporated is a biotechnology company that develops, manufactures and markets proprietary continuous-flow, cell-selection systems for use in a variety of therapeutic, diagnostic and research applications. Its CEPRATE(R) SC System is being marketed in the United States, Canada, the EC, Israel, Latin America and the Asia-Pacific.